ACORN FACTOR, INC.

200 Route 17, Mahwah, New Jersey 07430 (201) 529-2026
Fax: (201) 529-3163
December 19, 2006

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1627
Attention: Mr. Hugh Fuller

Re:	Acorn Factor, Inc. (f/k/a Data Systems & Software Inc.)
Registration Statement on Form S-1
Filed October 20, 2006
File No.: 333-138109

Dear Mr. Fuller:

Further to our conversation of today, I hereby confirm that Acorn Factor, Inc. will, following the effectiveness of the above-referenced registration statement, file a prospectus under Rule 424(b) in order to conform the language provided under the heading “Where You Can Find More Information” to that of Item 12(b)(2)(ii) of Form S-1, including corrected public reference room address information.

Sincerely,
ACORN FACTOR, INC.

By:  /s/ Sheldon Krause
Sheldon Krause
Secretary and General Counsel

ACORN FACTOR, INC.

200 Route 17, Mahwah, New Jersey 07430 (201) 529-2026
Fax: (201) 529-3163
December 19, 2006

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1627
Attention: Ms. Barbara C. Jacobs

Re:	Acorn Factor, Inc. (f/k/a Data Systems & Software Inc.)
Registration Statement on Form S-1
Filed October 20, 2006
File No.: 333-138109

Dear Ms. Jacobs:

Acorn Factor, Inc. (the “company”) hereby requests acceleration of the effective time of the above-referenced registration statement to Thursday, December 21, 2006, at 12:00 noon, or as soon thereafter as is possible.

On behalf of the company I hereby acknowledge that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

ACORN FACTOR, INC.

By:   /s/ Sheldon Krause
Sheldon Krause
Secretary and General Counsel